ServisFirst Bancshares, Inc.
3300 Cahaba Road, Suite 300
Birmingham, AL 35223
May 12, 2008
VIA EDGAR
Gregory Dundas, Esq.
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

RE:	ServisFirst Bancshares, Inc.
Form 10/A Filed April 25, 2008
Commission File No.: 0-53149
Dear Mr. Dundas:
     This letter constitutes the response of ServisFirst Bancshares, Inc. (the “Company”) to your letter dated May 6, 2008 setting forth comments to the above-referenced filing. For the convenience of the Staff, the responses below correspond to the numbered comments in your letter. Simultaneous with this letter, the Company is filing a Second Amendment to Form 10 to reflect the Company’s responses to your letter. The Company’s sole subsidiary, ServisFirst Bank, an Alabama bank, is referred to herein as the “Bank.”
General
1.	Please refer to prior comment 6 from our letter dated April 11, 2008. You continue to state the company’s inability to offer specific assurances. For example, with respect to risks related to your common stock, you state that you cannot assure investors that you will be able to pay dividends in the future. Please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

The Risk Factors have been revised as requested to state the material risks posed by the uncertainties addressed. Please note that the Company has also deleted language related to no assurances in item 1 on pages 8, 9 and 20 and in item 9 on page 68.

Gregory Dundas
May 12, 2008

Executive Compensation
Compensation Discussion and Analysis
Rationale for Pay Mix Decisions, page 58

2.	Your response to prior comment 10 is very general in nature. Please revise this section so that it more specifically addresses the concerns of our prior comment. For example, you state that the compensation committee took into consideration severance pay, change-in-control agreements, and previously awarded equity-based incentives in determining the amount of total compensation to be paid to the named executive officers. Please discuss how taking these elements of compensation into consideration influenced the committee’s decisions regarding other elements such as salary and short-term incentives. Refer to Item 402(b)(1)(vi) of Regulation S-K.

The discussion has been revised to correctly reflect that to date the compensation committee has not (rather than has) considered any severance payment to be paid under any employment agreement or change in control agreement or previously awarded equity-based incentives to determine the amount or mixture of compensation paid to any executive.

Annual Short-Term Incentive Compensation, page 59

3.	Please refer to prior comments 11 and 12. Please address how the annual short-term compensation amounts were calculated. Specifically, state the criteria satisfied by the company and/or by each named executive officer which entitled him to the compensation. For example, discuss which of the performance measurements the company or each executive achieved. Also, state whether the compensation committee set specific targets with respect to net income, asset growth, loan growth, individual executive loan production or efficiency and asset quality. Refer to Item 402(b)(1)(v) of Regulation S-K.

The Company has included a table which sets forth various factors that were considered by the compensation committee in determining the short-term cash incentive compensation for the named executive officers. The compensation committee did not have specific performance targets that were used in determining Mr. Broughton’s short-term cash incentive compensation. With respect to the other named executive officers, the compensation committee reviewed the general performance targets set forth in the chart related to such executive officer’s position.

Gregory Dundas
May 12, 2008

Grants of Plan-Based Awards in 2007, page 63

4.	In response to prior comment 15, you added a grant date fair value column to the Outstanding Equity Awards table. Please add to the Grants of Plan-Based Awards table the grant date fair value of the option awards. Refer to Item 402(d)(2)(viii). We note the disclosure of this information in the notes to the financial statements on page F-20.

The Grants of Plan-Based Awards table and the Outstanding Equity Awards table have been revised accordingly.

Consolidated Statements of Cash Flows, page F-7

5.	We note your response to comment 23 from our letter dated April 11, 2008. Please refer to paragraph 5 of FIN 46R and provide us with a comprehensive analysis supporting how you determined you were not the primary beneficiary of this variable interest entity and therefore required to consolidate this investment. Specifically, address how you considered your 99.9% ownership interest of the equity, the existence of any voting or similar rights, and any other information you considered which supports your accounting.

Intermark Holdings, LLC (“Intermark”) is owned by (i) the Company via its investments in ServisFirst Community Development I, LLC — 99.9% interest and (ii) Intermark Management, LLC (“Management”) — .01% interest. Intermark is a limited liability company that owns a commercial building that is leased to a unrelated third party via a “triple net” lease agreement for fifteen years. This third party has subleased a portion of the building to various tenants and plans to sublease additional space once renovation of certain parts of this commercial building is completed. Intermark has received a construction loan from the Company to complete the renovations. The Company anticipates that the construction will be completed during 2008, at which time Intermark will obtain permanent financing from another financial institution. Management serves as the manager of Intermark. The operating agreement of Intermark Holdings, LLC grants the Company “protective rights” only and no other management rights for Intermark’s operations. “Protective rights” are rights that prevent the manager to deviate from the projects planned, sell assets to a related party of the manager, etc.

Both parties are considered to have a variable interest in Intermark. Based on characteristics set forth by paragraph 5 of FIN 46R, Intermark is a variable interest entity and should be consolidated by the party who is considered to be the primary beneficiary of the variable interest entity. The Company has concluded that Management is the

Gregory Dundas
May 12, 2008

primary beneficiary of Intermark based on criteria set forth in paragraphs 14 and 15 of FIN 46R as discussed below. Thus, the Company did not consolidate Intermark in its consolidated financial statements. Listed below is the analysis of how the Company made this determination.

ServisFirst Bancshares, Inc. Economic Benefit

The Company’s projected total economic benefit through its ownership of Intermark via its investment in ServisFirst Community Development I, LLC is as follows:
A)     Total projected tax credits of approximately $887,000 based on its estimated cash investment of approximately $700,000. The Company invested $602,000 in December 2006 and is anticipating another investment of $98,000 during 2008 to capture the remaining tax credit that has not been used. Thus, the total economic benefit relating to the tax credits is approximately $187,000.
B)     The Company will not receive any residual benefit from operating income of Intermark. Management will receive this benefit based on a management and development fee agreement it has entered into with Intermark.
C)     The Company will not be required to absorb any potential losses from operations of Intermark based on agreements with Management. The owners of Management have the financial capacity to guarantee any such losses as well as the debt service requirements that Intermark has with the Company.
D)     The Company and Management have entered into an agreement that provides Management a call option to purchase the Company’s ownership’s interest in Intermark. The Company does not anticipate recognizing any material gain or loss as a result of this potential sale.
The total economic value the Company will receive through its ownership of Intermark, excluding the effect of present value discounting, is approximately $187,000.

Intermark Management, LLC

Management’s projected total economic benefit through its ownership of Intermark is as follows:

Gregory Dundas
May 12, 2008

A)     Management will receive management and development fees from Intermark that will approximate the net income of Intermark. Intermark has entered into a “triple net” lease in December 2006 that will require the third party to pay Intermark $37,000 a month for 15 years. The Company conservatively estimates that Intermark will have earned net income of $2,664,000 over the term of the lease agreement. This amount is based on Intermark recognizing approximately 40% of its total gross rent revenue that will be received over the lease period of $6,660,000. This economic benefit does not even include any potential appreciation that Management could receive if it sold its ownership interest in Intermark.
The total economic value that Management will receive through its ownership of Intermark, excluding the effect of present value discounting, is approximately $2,664,000 which demonstrates that it is the primary beneficiary.

Note 10. Common Stock, page F-24
6.	Refer to prior comment 22. Please delete the references to “accredited investors” in this section since, as you disclose on page 69, you cannot be certain that such purchases qualified as accredited investors.

The remaining reference to “accredited investors” has been deleted.
*          *          *          *
     In addition to the changes described above, the Company has added a stock option for Mr. Foshee in the Outstanding Equity Awards at Year-End table on page 63 that was initially included in the Security Ownership of Management table on page 54 but omitted from the Outstanding Equity Awards at Year-End table. The Company has also revised the actual wording of the footnotes in the Security Ownership of Management table to be consistent with the actual wording of the corresponding footnotes of the Outstanding Equity Awards at Year-End table.
     The Company believes this response and the accompanying amendment to the Form 10 will address the matters raised in your letter dated May 6, 2008. The Company will answer any questions that the Staff may have after reviewing this response and the accompanying amendment to Form 10 to provide any additional information.
     The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to

Gregory Dundas
May 12, 2008

Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has any questions about these responses or requires additional information, please contact William K. Holbrook at 205.254.1429 of Haskell Slaughter Young & Rediker, LLC or by telecopier, 205.324.1133, or by email, wkh@hsy.com.

Very truly yours,
/s/ Thomas A. Broughton III
Thomas A. Broughton III
President and Chief Executive Officer

WKH/sjm/527895.2

cc:	Matt McNair (via Federal Express)
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission